Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2024 Financial Results

03/26/2025

SHANGRAO, China, March 26, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Business Highlights

•	Module shipments for full year 2024 increased 18.3% year-over-year to 92.9 GW, ranking first in the industry.

•	At the end of the fourth quarter, we became the first module manufacturer in the world to have delivered a total of over 300 GW solar modules.

•	By the end of the fourth quarter, the mass production efficiency of N-type TOPCon cells reached approximately 26.5%.

•	By the end of the fourth quarter, we had been granted 462 TOPCon patents, overtaking most brands on the N-type TOPCon patent list.

•	We were ranked as the most bankable solar module company in the 2024 PV Module Bankability Survey by Bloomberg New Energy Finance (BloombergNEF).

Fourth Quarter 2024 Operational and Financial Highlights

•	Quarterly shipments were 26,462 MW (25,221 MW for solar modules, and 1,241 MW for cells and wafers), up 2.1% sequentially, and down 5.0% year-over-year.

•	Total revenues were RMB20.65 billion (US$2.83 billion), down 15.7% sequentially and down 37.1% year-over-year.

•	Gross profit was RMB747.4 million (US$102.4 million), down 80.6% sequentially and down 81.7% year-over-year.

•	Gross margin was 3.6%, compared with 15.7% in Q3 2024 and 12.5% in Q4 2023.

•	Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB473.7 million (US$64.9 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB22.5 million in Q3 2024 and of RMB29.3 million in Q4 2023.

•	Adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB381.3 million (US$52.2 million), which excludes the impact of (i) the change in fair value of convertible senior notes, (ii) the change in fair value of long-term investment, (iii) share based compensation expenses, and (iv) the impairment of long-lived assets, compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB103.9 million in Q3 2024 and RMB462.7 million in Q4 2023.

•	Basic and diluted losses per ordinary share were RMB2.31 (US$0.32) and RMB2.31 (US$0.32), respectively. This translates into basic and diluted losses per ADS of RMB9.22 (US$1.26) and RMB9.22 (US$1.26), respectively.

Full Year 2024 Operational and Financial Highlights

•	Annual shipments were 99,596 MW (92,873 MW for solar modules, and 6,723 MW for cells and wafers), up 19.2% year-over-year.

•	Total revenues were RMB92.26 billion (US$12.64 billion), down 22.3% year-over-year.

•	Gross profit was RMB10.01 billion (US$1.37 billion), down 47.4% year-over-year.

•	Gross margin of 10.9%, compared with 16.0% for the full year of 2023.

•	Loss from operations of RMB3.42 billion (US$469.1 million), compared with income from operations of RMB6.09 billion for the full year of 2023.

•	Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB57.5 million (US$7.9 million), down 98.3% year-over-year.

•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB571.4 million (US$78.3 million), which excludes the impact of (i) the change in fair value of convertible senior notes, (ii) the change in fair value of long-term investment, (iii) share based compensation expenses, (iv) the net loss resulting from a fire accident at one of our production bases in Shanxi Province in April 2024 (the “Fire Accident”) and (v) the impairment of long-lived assets, compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB4.07 billion in 2023.

•	Basic earnings per ordinary share were RMB0.28 (US$0.04), and diluted losses per ordinary share were RMB1.25 (US$0.17). This translates into basic earnings per ADS of RMB1.10 (US$0.15) and diluted losses per ADS of RMB5.00 (US$0.69), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman and Chief Executive Officer, commented, “We delivered more resilient operating results in the challenging year of 2024, thanks to our leading position in N-type TOPCon technology and patent portfolio, competitive products, as well as global sales and manufacturing networks. Our annual module shipments increased by 18.3% year-over-year to 92.9 GW, once again ranking first in the industry. The ongoing imbalance between supply and demand led to a decline in module prices during the year. Combined with the impact of short-term factors such as the elimination of obsolete production capacity, our profitability dropped significantly year-on-year. Gross margin was 10.9% in 2024, compared to 16.0% in 2023 and net income was US$7.9 million. Module shipments were 25.2 GW in the fourth quarter, in line with our guidance. As over 50% of modules were shipped to the domestic market where prices were lower, and the proportion of higher-price overseas orders declined sequentially, both module delivery prices and profits decreased sequentially. Gross margin was 3.6% in the fourth quarter, compared to 15.7% in the third quarter, and net loss was US$64.9 million in the fourth quarter.

In 2024, the global PV industry maintained fast growth momentum. Newly added installation in China reached 277 GW in 2024, marking an increase of 28% year-over-year and setting a record high, and China’s module exports reached 236 GW, up 13% year-over-year. Intensified supply and demand imbalances led to a downward trend in end products prices, pressuring profits in all segments of the industrial chain. In order to steer the industry back to healthy development, the national authorities took steps to resolve the structural imbalances between the supply and demand sides with the participation of industry associations and manufacturers. In November, state departments announced policies to raise entry barrier for new manufacturing capacities, reduce export tax rebates, and implement other measures. In December, leading PV enterprises signed a self-discipline pledge aimed at limiting low price competition and reducing production. More recently, the National Development and Reform Commission and the National Environment Administration jointly announced a policy on market-based reforms for on-grid renewable energy pricing, aimed at promoting high-quality industry development. Guided by industry self-discipline and supportive policies, along with demand recovery after the Spring Festival, prices in the industry, as well as our module prices, have stabilized and started to rebound.

We are committed to maintaining technology leadership through continuous R&D investments and mass production of innovative products. By the end of the fourth quarter, the average mass-produced N-type cell efficiency reached nearly 26.5%, and the efficiency on the highest-performing production lines, the golden area reached over 26.7%. We expect the average mass-produced N-type cell efficiency to reach approximately 27% by the end of 2025. In addition, we have recently initiated production of ultra-high efficiency third generation Tiger Neo products with large scale production expected by the end of 2025.

We continue to phase out outdated production capacity while further enhancing our global manufacturing capabilities. At our Shanxi N-type Super Factory, we are working to reduce costs and improve efficiency through the introduction of automated equipment and process optimization. Our 2GW N-type module production capacity in the U.S. is operating at near full capacity, while our Saudi project is progressing steadily.

In the short term, as some leading PV companies face significant financial losses, the industry may have entered a deep adjustment period. Companies lacking competitive costs and efficiency, product and technology iteration capabilities and global expansion capabilities are likely to be phased out, helping restore supply and demand balance to the industry. We have successfully navigated industry cycles several times and we are confident that our strong execution capabilities will help us overcome future challenges and position us strongly for emerging market opportunities. According to the International Energy Agency (IEA), renewable energy is expected to supply half of global electricity demand by 2030, with wind and solar PV generation doubling their share to 30%, creating vast growth potential for the PV industry.

We expect module shipments to be between 16.0 GW and 18.0 GW for the first quarter of 2025, and between 85.0 GW and 100.0 GW for the full year 2025. We expect our annual production capacity for mono wafers, solar cells and solar modules to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, by the end of 2025. We are taking a more cautious approach to capacity expansion in 2025 and will not add capacity besides upgrades to TOPCon technology. We will also continue to optimize our assets and liabilities structure while maintaining a healthy cash reserve, further strengthening our resilience to risks.”

Fourth Quarter 2024 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2024 were RMB20.65 billion (US$2.83 billion), a decrease of 15.7% from RMB24.51 billion in the third quarter of 2024 and a decrease of 37.1% from RMB32.83 billion in the fourth quarter of 2023. The sequential and year-over-year decreases were mainly due to the decrease in average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2024 was RMB747.4 million (US$102.4 million), compared with RMB3.86 billion in the third quarter of 2024 and RMB4.09 billion in the fourth quarter of 2023.

Gross margin was 3.6% in the fourth quarter of 2024, compared with 15.7% in the third quarter of 2024 and 12.5% in the fourth quarter of 2023. The sequential and year-over-year decreases were mainly due to the decrease in average selling price of solar modules.

Loss/Income from Operations and Operating Margin

Loss from operations in the fourth quarter of 2024 was RMB2.02 billion (US$277.0 million), compared with income from operations of RMB75.5 million in the third quarter of 2024 and income from operations of RMB352.5 million in the fourth quarter of 2023, primarily attributable to the decreases in our revenues and gross margin in the fourth quarter of 2024.

Operating loss margin was 9.8% in the fourth quarter of 2024, compared with operating profit margin of 0.3% in the third quarter of 2024 and operating profit margin of 1.1% in the fourth quarter of 2023.

Total operating expenses in the fourth quarter of 2024 were RMB2.77 billion (US$379.4 million), a decrease of 26.7% from RMB3.78 billion in the third quarter of 2024 and a decrease of 25.9% from RMB3.74 billion in the fourth quarter of 2023. The sequential and year-over-year decreases were mainly due to the decrease in shipping cost.

Total operating expenses accounted for 13.4% of total revenues in the fourth quarter of 2024, compared to 15.4% in the third quarter of 2024 and 11.4% in the fourth quarter of 2023.

Interest Expenses, Net

Net interest expenses consist of interest expenses of RMB347.5 million (US$47.6 million) and interest income of RMB113.3 million (US$15.5 million) in the fourth quarter of 2024.

Net interest expenses in the fourth quarter of 2024 was RMB234.3 million (US$32.1 million), an increase of 15.9% from RMB202.1 million in the third quarter of 2024 and an increase of 13.9% from RMB205.6 million in the fourth quarter of 2023. The sequential and year-over-year increases were due to the increase in interest-bearing debts in the fourth quarter of 2024.

Subsidy Income

Subsidy income in the fourth quarter of 2024 was RMB900.1 million (US$123.3 million), compared with RMB431.8 million in the third quarter of 2024 and RMB554.6 million in the fourth quarter of 2023. The sequential and year-over-year increases were primarily attributable to the increases in cash receipt of incentives related to the Company’s business operations.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB408.2 million (US$55.9 million) in the fourth quarter of 2024, compared to a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB251.9 million in the third quarter of 2024 and a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB76.3 million in the fourth quarter of 2023. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuations of US dollars against RMB in the fourth quarter of 2024.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes (the “Notes”) due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e., Binomial Model. All the Notes with the principal amount at issuance of US$85.0 million have been converted into ordinary shares of the Company in the second quarter of 2024.

Change in fair value of convertible senior notes was nil in the fourth quarter of 2024, compared to nil in the third quarter of 2024 and a loss of RMB155.1 million in the fourth quarter of 2023.

Change in Fair Value of Long-term Investment

The Company invested in equity interests in several solar technology companies engaged in the photovoltaic industry chain, which are recorded as long-term investment and reported at fair value with changes in fair value recognized as gains or losses. As of December 31, 2024, the Company had RMB1.05 billion (US$143.6 million) in long-term investment, compared with RMB845.0 million as of September 30, 2024.

The Company recognized a gain from change in fair value of long-term investment of RMB332.3 million (US$45.5 million) in the fourth quarter of 2024, compared with a gain of RMB30.8 million in the third quarter of 2024 and a loss of RMB90.9 million in the fourth quarter of 2023. The sequential and year-over-year changes were primarily due to the changes in the valuation of several solar technology companies we invested in.

Other Loss/Income, net

Net other loss in the fourth quarter of 2024 was RMB674.1 million (US$92.4 million), compared with net other income of RMB73.6 million in the third quarter of 2024 and net other loss of RMB10.8 million in the fourth quarter of 2023. The sequential and year-over-year changes were mainly due to the changes in the fair value of financial instruments in the fourth quarter of 2024.

Equity in Loss/Income of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both investments are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB119.2 million (US$16.3 million) in the fourth quarter of 2024, compared with equity in loss of affiliated companies of RMB3.4 million in the third quarter of 2024 and equity in income of affiliated companies of RMB2.4 million in the fourth quarter of 2023. The fluctuations in equity in loss or income of affiliated companies primarily arose from the changes in net losses or gains incurred by the affiliated companies.

Income Tax Benefit/Expense

The Company recorded an income tax benefit of RMB580.5 million (US$79.5 million) in the fourth quarter of 2024, compared with income tax expense of RMB148.5 million in the third quarter of 2024 and RMB200.8 million in the fourth quarter of 2023.

Net Loss/Income attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB368.1 million (US$50.4 million) in the fourth quarter of 2024, compared with net loss attributable to non-controlling interests of RMB39.0 million in the third quarter of 2024 and net income attributable to non-controlling interests of RMB293.3 million in the fourth quarter of 2023. The sequential and year-over-year changes were mainly attributable to the changes in net loss or income of the Company’s majority-owned principal operating subsidiary, Jinko Solar Co., Ltd.

Net Loss/Income and Losses/Earnings per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB473.7 million (US$64.9 million) in the fourth quarter of 2024, compared with net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB22.5 million in the third quarter of 2024 and RMB29.3 million in the fourth quarter of 2023.

Excluding the impact of (i) the change in fair value of the convertible senior notes, (ii) the change in fair value of the long-term investment, (iii) share based compensation expenses, and (iv) the impairment of long-lived assets, adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB381.3 million (US$52.2 million) in the fourth quarter of 2024, compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB103.9 million in the third quarter of 2024 and RMB462.7 million in the fourth quarter of 2023.

Basic and diluted losses per ordinary share were RMB2.31 (US$0.32) and RMB2.31 (US$0.32), respectively, in the fourth quarter of 2024, compared to basic and diluted earnings per ordinary share of RMB0.11 and RMB0.11, respectively, in the third quarter of 2024, and basic and diluted earnings per ordinary share of RMB0.14 and RMB0.14, respectively, in the fourth quarter of 2023. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB9.22 (US$1.26) and RMB9.22 (US$1.26), respectively, in the fourth quarter of 2024; basic and diluted earnings per ADS of RMB0.44 and RMB0.44, respectively, in the third quarter of 2024; and basic and diluted earnings per ADS of RMB0.56 and RMB0.54, respectively, in the fourth quarter of 2023.

Financial Position

As of December 31, 2024, the Company had RMB27.74 billion (US$3.80 billion) in cash, cash equivalents, and restricted cash, compared with RMB19.07 billion as of December 31, 2023.

As of December 31, 2024, the Company’s accounts receivables were RMB14.07 billion (US$1.93 billion), compared with RMB22.96 billion as of December 31, 2023.

As of December 31, 2024, the Company’s inventories were RMB12.51 billion (US$1.71 billion), compared with RMB18.22 billion as of December 31, 2023.

As of December 31, 2024, the Company’s total interest-bearing debts were RMB40.59 billion (US$5.56 billion), compared with RMB31.10 billion as of December 31, 2023.

Full Year 2024 Financial Results

Total Revenues

Total revenues for full year 2024 were RMB92.26 billion (US$12.64 billion), a decrease of 22.3% from RMB118.68 billion for full year 2023. The decrease in total revenues was mainly attributable to the decrease in average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit for full year 2024 was RMB10.01 billion (US$1.37 billion), a decrease of 47.4% from RMB19.05 billion for full year 2023. The year-over-year decrease was mainly attributable to the decrease in average selling price of solar modules in 2024.

Gross margin was 10.9% for full year 2024, compared with 16.0% for full year 2023. The year-over-year decrease was mainly attributable to the decrease in average selling price of solar modules.

Loss/Income from Operations and Operating Margin

Loss from operations for full year 2024 was RMB3.42 billion (US$469.1 million), compared with income from operations of RMB6.09 billion for full year 2023. Operating loss margin for full year 2024 was 3.7%, compared with operating profit margin of 5.1% for full year 2023.

Total operating expenses for full year 2024 were RMB13.44 billion (US$1.84 billion), an increase of 3.7% from RMB12.96 billion for full year 2023. As a percentage of total revenues, operating expenses accounted for 14.6% for full year 2024, compared with 10.9% for full year 2023. The increase in total operating expenses was primarily due to (i) the write-off of net book value of equipment resulting from the Fire Accident, which was partially offset by the estimated insurance proceed from the Fire Accident, and (ii) an increase in the impairment loss of long-lived assets.

Interest Expense, Net

Net interest expenses consist of interest expenses of RMB1.14 billion (US$156.6 million) and interest income of RMB414.7 million (US$56.8 million) for full year 2024.

Net interest expenses for full year 2024 was RMB728.4 million (US$99.8 million), an increase of 17.9% from RMB617.6 million for full year 2023. The increase was mainly due to an increase in interest-bearing debts.

Subsidy Income

Subsidy income for full year 2024 was RMB2.45 billion (US$335.5 million), compared with RMB1.18 billion for full year 2023. The year-over-year increase was mainly attributable to an increase in the cash receipt of incentives to the Company’s business operations.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB601.0 million (US$82.3 million) for full year 2024, which was primarily due to the appreciation of US dollars against RMB. The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB623.2 million for full year 2023. The year-over-year change were mainly due to the exchange rate fluctuations of US dollars against RMB in 2024.

Change in Fair Value of Convertible Senior Notes

The Company issued the Notes in May 2019 and has elected to measure them at fair value derived by valuation model, i.e., Binomial Model. The Company recognized a gain from change in fair value of the Notes of RMB323.5 million (US$44.3 million) for full year 2024, compared to a loss of RMB31.2 million for full year 2023. The year-over-year change was primarily due to the changes in the Company’s stock price in 2024.

Change in Fair Value of Long-term Investment

The Company invested in equity interests in several solar technology companies engaged in the photovoltaic industry chain. As of December 31, 2024, the Company had RMB1.05 billion (US$143.6 million) in long-term investment, compared with RMB1.02 billion as of December 31, 2023. The Company recognized a gain from change in fair value of long-term investment of RMB163.5 million (US$22.4 million) in 2024, compared to a gain of RMB221.5 million for full year 2023.

Other Income/Loss, net

Net other income for full year 2024 was RMB880.5 million (US$120.6 million), compared with net other income of RMB26.1 million for full year 2023. The increase was primarily due to income generated from the disposal of a wholly-owned subsidiary in the year of 2024.

Equity in Loss/Income of Affiliated Companies

The Company indirectly holds a 20% equity interest of Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both investments are accounted using the equity method. The Company recorded equity in loss of affiliated companies of RMB177.0 million (US$24.3 million) in 2024, compared with equity in income of affiliated companies of RMB222.7 million in 2023. The fluctuations in equity in loss or income of affiliated companies primarily arose from the changes in net losses or gains incurred by the affiliated companies.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB69.4 million (US$9.5 million) in 2024, compared with an income tax expense of RMB1.26 billion in 2023.

Net Income and Earnings/Losses per Share

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders in 2024 was RMB57.5 million (US$7.9 million), compared with a net income attributable to JinkoSolar Holding Co., Ltd.’so rdinary shareholders of RMB3.45 billion in 2023.

Excluding the impact of (i) the change in fair value of convertible senior notes, (ii) the change in fair value of the long-term investment, (iii) share based compensation expenses, (iv) the net loss resulting from the Fire Accident, and (v) the impairment of long-lived assets, adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB571.4 million (US$78.3 million), compared with RMB4.07 billion in 2023.

Basic earnings per share for full year 2024 were RMB0.28 (US$0.04), and diluted losses per share for full year 2024 were RMB1.25 (US$0.17), compared to basic and diluted earnings per share of RMB16.60 and RMB15.23, respectively, for full year 2023. This translates into basic earnings per ADS of RMB1.10 (US$0.15) and diluted losses per ADS of RMB5.00 (US$0.69) for full year 2024, compared to basic and diluted earnings per ADS of RMB66.39 and RMB60.90, respectively, for full year 2023.

Fourth Quarter and Full Year 2024 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 26,462 MW in the fourth quarter of 2024, including 25,221 MW for solar module shipments and 1,241 MW for cell and wafer shipments.

Total shipments in the full year 2024 were 99,596 MW, including 92,873 MW for solar module shipments and 6,723 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

First Quarter and Full Year 2025 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the first quarter of 2025, the Company expects its module shipments to be in the range of 16.0 GW to 18.0 GW.

For full year 2025, the Company estimates its module shipments to be in the range of 85.0 GW to 100.0 GW.

Solar Products Production Capacity

The Company expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, by the end of 2025.

Recent Business Developments

•	In December 2024, JinkoSolar’s board of directors authorized the Company to upsize its existing share repurchase program launched in July 2022 and extended in December 2023 by increasing the aggregate value of Class A ordinary shares represented by ADSs that may be repurchased from US$200 million to US$350 million and to extend it for an additional 12-month period through June 30, 2026.

•	In December 2024, JinkoSolar was recognized with two prestigious awards from EUPD Research, the Solar Prosumer and the DACH Energy Transition Award.

•	In December 2024, JinkoSolar announced that all shareholder resolutions proposed at its 2024 annual general meeting were duly passed.

•	In January 2025, JinkoSolar achieved a significant breakthrough in the development of its N-type TOPCon-based perovskite tandem solar cell. Independently tested by the Shanghai Institute of Microsystem and Information Technology, Chinese Academy of Sciences, the cell achieved an impressive conversion efficiency of 33.84%, surpassing JinkoSolar’s previous record of 33.24%. This achievement marks the 27th time JinkoSolar has set a world record for efficiency and power output for PV products.

•	In February 2025, JinkoSolar ranked No.1 in the Global Solar Module Manufacturers Ranking 2025 report recently published by Wood Mackenzie, thanks to its outstanding technological capabilities and highly efficient module performance.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Wednesday, March 26, 2025 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10046117-jh7y6t.html

It will automatically direct you to the registration page of “JinkoSolar Fourth Quarter and Fiscal Year 2024 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, April 2, 2025. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.:       +1 855 883 1031

Passcode: 10046117

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of December 31, 2024.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2024, which was RMB7.2993 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended				For the twelve months ended
	Dec 31, 2023	Sep 30, 2024	Dec 31, 2024		Dec 31, 2023	Dec 31, 2024
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues	32,830,172	24,508,244	20,650,730	2,829,139	118,678,591	92,256,302	12,639,061

Cost of revenues	(28,739,438)	(20,652,556)	(19,903,357)	(2,726,749)	(99,630,956)	(82,241,474)	(11,267,036)

Gross profit	4,090,734	3,855,688	747,373	102,389	19,047,635	10,014,828	1,372,025
Operating expenses:
Selling and marketing	(1,857,825)	(2,172,100)	(1,222,550)	(167,489)	(6,819,305)	(6,658,108)	(912,157)
General and administrative	(1,541,467)	(1,175,798)	(929,029)	(127,276)	(4,583,837)	(4,614,001)	(632,116)
Research and development	(279,642)	(208,668)	(259,902)	(35,606)	(911,869)	(924,392)	(126,641)
Impairment of long-lived assets	(59,342)	(223,588)	(357,616)	(48,993)	(640,004)	(1,242,168)	(170,176)
Total operating expenses	(3,738,276)	(3,780,154)	(2,769,097)	(379,364)	(12,955,015)	(13,438,669)	(1,841,090)

(Loss)/income from operations	352,458	75,534	(2,021,724)	(276,975)	6,092,620	(3,423,841)	(469,065)
Interest expenses	(292,076)	(300,935)	(347,514)	(47,609)	(1,171,136)	(1,143,079)	(156,602)
Interest income	86,487	98,790	113,255	15,516	553,531	414,685	56,812
Subsidy income	554,619	431,753	900,142	123,319	1,175,498	2,448,763	335,479
Exchange gain/(loss),net	(38,424)	(203,999)	314,627	43,104	938,092	484,364	66,358
Change in fair value of foreign exchange derivatives	114,769	(47,912)	93,602	12,823	(314,859)	116,654	15,982
Change in fair value of Long-term Investment	(90,918)	30,772	332,270	45,521	221,473	163,492	22,398
Change in fair value of convertible senior notes	(155,102)	-	-	-	(31,188)	323,474	44,316
Other income/(loss), net	(10,771)	73,632	(674,143)	(92,357)	26,134	880,540	120,634
Income/(loss) before income taxes	521,042	157,635	(1,289,485)	(176,658)	7,490,165	265,052	36,312
Income tax (expenses)/benefit	(200,831)	(148,460)	580,537	79,533	(1,260,285)	(69,441)	(9,513)
Equity in (loss)/income of affiliated companies	2,375	(3,389)	(119,161)	(16,325)	222,674	(177,013)	(24,251)
Net income/(loss)	322,586	5,786	(828,109)	(113,450)	6,452,554	18,598	2,548
Less: Net loss/(income) attributable to non-controlling interests	(293,269)	38,960	368,091	50,428	(3,005,111)	74,873	10,258
Less: Accretion to redemption value of redeemable non-controlling interests		(22,214)	(13,712)	(1,879)	-	(35,926)	(4,922)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	29,317	22,532	(473,730)	(64,901)	3,447,443	57,545	7,884

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share:
Basic	0.14	0.11	(2.31)	(0.32)	16.60	0.28	0.04
Diluted	0.14	0.11	(2.31)	(0.32)	15.23	(1.25)	(0.17)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS:
Basic	0.56	0.44	(9.22)	(1.26)	66.39	1.10	0.15
Diluted	0.54	0.44	(9.22)	(1.26)	60.90	(5.00)	(0.69)

Weighted average ordinary shares outstanding:
Basic	209,582,718	204,902,909	205,490,103	205,490,103	207,705,476	208,607,597	208,607,597
Diluted	215,266,963	204,962,646	205,490,103	205,490,103	226,113,084	209,981,840	209,981,840

Weighted average ADS outstanding:
Basic	52,395,679	51,225,727	51,372,526	51,372,526	51,926,369	52,151,899	52,151,899
Diluted	53,816,741	51,240,662	51,372,526	51,372,526	56,528,271	52,495,460	52,495,460

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income/(loss)	322,586	5,786	(828,109)	(113,450)	6,452,554	18,598	2,548
Other comprehensive income/(loss):
-Unrealized (loss)/gain on available-for-sale securities	19,134		(10,212)	(1,399)	18,161	(10,212)	(1,399)
-Foreign currency translation adjustments	(116,523)	(123,210)	196,740	26,954	75,751	(93,863)	(12,859)
-Change in the instrument-specific credit risk	42	-	-	-	70,732	421	58
Comprehensive (loss)/income	225,239	(117,424)	(641,581)	(87,895)	6,617,198	(85,056)	(11,652)
Less: Comprehensive loss/(income) attributable to non-controlling interests	(280,158)	77,293	306,252	41,956	(3,027,731)	44,084	6,039
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(54,919)	(40,131)	(335,329)	(45,938)	3,589,467	(40,972)	(5,613)

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2023	Dec 31, 2024
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	19,069,107	27,737,976	3,800,087
Restricted short-term investments and short-term investments	8,509,257	3,901,442	534,496
Accounts receivable, net	22,958,693	14,065,558	1,926,974
Notes receivable, net	4,090,085	3,333,377	456,670
Advances to suppliers, net	4,565,779	2,654,149	363,617
Inventories, net	18,215,537	12,509,422	1,713,784
Foreign exchange forward contract receivables	103,100	115,220	15,785
Prepayments and other current assets, net	3,430,224	4,490,411	615,184
Held-for-sale assets	2,003,417	57,502	7,878
Total current assets	82,945,199	68,865,057	9,434,475

Non-current assets:
Restricted long-term investments	1,536,198	1,328,201	181,963
Long-term investments	2,117,628	1,870,253	256,224
Property, plant and equipment, net	41,267,187	44,800,692	6,137,670
Land use rights, net	1,821,012	1,838,015	251,807
Intangible assets, net	569,088	461,955	63,288
Right-of-use assets, net	742,431	448,555	61,452
Deferred tax assets	1,290,004	2,641,397	361,870
Advances to suppliers to be utilised beyond one year	648,377	520,376	71,291
Other assets, net	2,790,567	1,954,935	267,825
Available-for-sale securities-non-current	104,134	150,922	20,676
Total non-current assets	52,886,626	56,015,301	7,674,066

Total assets	135,831,825	124,880,358	17,108,541

LIABILITIES
Current liabilities:
Accounts payable	15,475,166	11,038,668	1,512,291
Notes payable	25,690,532	11,189,801	1,532,997
Accrued payroll and welfare expenses	2,798,964	2,779,196	380,748
Advances from customers	6,965,298	5,088,596	697,135
Income tax payables	1,016,039	703,498	96,379
Other payables and accruals	13,448,501	16,499,668	2,260,449
Foreign exchange forward derivatives payables	26,466	20,789	2,848
Convertible senior notes	782,969	-	-
Lease liabilities - current	155,931	145,663	19,956
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	13,583,774	6,933,899	949,940
Held-for-sale liabilities	1,117,005	-	-
Total current liabilities	81,060,645	54,399,778	7,452,743

Non-current liabilities:
Long-term borrowings	11,238,806	20,643,272	2,828,117
Convertible notes	4,785,480	8,605,579	1,178,959
Accrued warranty costs - non current	2,145,426	2,136,192	292,657
Lease liabilities-noncurrent	557,136	330,740	45,311
Deferred tax liability	131,506	56,718	7,770
Long-term Payables	2,378,684	4,387,864	601,135
Total non-current liabilities	21,237,038	36,160,365	4,953,949

Total liabilities	102,297,683	90,560,143	12,406,692

Mezzanine Equity
Redeemable non-controlling interests	-	1,535,926	210,421

SHAREHOLDERS’ EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	20,156,434	19,869,284	2,722,080

Non-controlling interests	13,377,708	12,915,005	1,769,348

Total shareholders’ equity	33,534,142	32,784,289	4,491,428

Total liabilities, mezzanine equity and shareholders’ equity	135,831,825	124,880,358	17,108,541

C View original content: https://www.prnewswire.com/news-releases/jinkosolar-announces-fourth-quarter-and-full-year-2024-financial-results-302411846.html

SOURCE JinkoSolar Holding Co., Ltd.